Exhibit 99.2

INDEX TO FINANCIAL STATEMENTS

ZENTA GROUP COMPANY LIMITED

TABLE OF CONTENTS

Unaudited Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2026 and 2025

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2026 and Consolidated Balance Sheets as of September 30, 2025	F-2

Unaudited Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income for the Six Months Ended March 31, 2026, 2025 and 2024	F-3

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended March 31, 2026, 2025 and 2024	F-4

Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended March 31, 2026, 2025 and 2024	F-5

Notes to Unaudited Condensed Consolidated Financial Statements	F-6 – F-27

F-1

Zenta Group Company Limited

Unaudited Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	March 31,	September 30,
	2026	2025
	(Unaudited)	(Audited)
Assets
Current assets
Cash	$159,299	$1,042,230
Receivables from customers, net	577,849	594,549
Prepaid expenses, current	1,217,217	975,397
Deposits and other assets, current, net	-	139,687
Deposits-a related party, current, net	1,018,510	705,074
Total current assets	2,972,875	3,456,937

Operating lease right-of-use (“ROU”) assets	37,050	69,284
Deferred tax assets, net	798	1,434
Office equipment, net	1,287	2,032
Intangible assets, net	1,353,243	901,035
Prepaid expenses, non-current	2,919,598	2,881,173
Deposits, non-current, net	12,731	12,820
Total assets	7,297,582	7,324,715

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Amounts due to related parties	140,375	137,845
Operating lease liabilities, current	39,425	67,537
Accrued expenses and other liabilities	182,291	162,436
Income tax payable	45,053	56,444
Total current liabilities	407,144	424,262

Operating lease liabilities, non-current	-	5,708

Total liabilities	407,144	429,970

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.001 par value, 1,020,000,000 and 50,000,000 shares authorized as of March 31, 2026 and September 30 2025, respectively, nil and 11,583,839 shares issued and outstanding as of March 31, 2026 and September 30 2025, respectively)	-	11,584
Class A ordinary shares (US$0.001 par value, 1,000,000,000 and nil shares authorized as of March 31, 2026 and September 30, 2025, 5,441,159 and nil shares issued and outstanding as of March 31, 2026 and September 30 2025, respectively)	5,441	-
Class B ordinary shares (US$0.001 par value, 20,000,000 and nil shares authorized as of March 31, 2026 and September 30, 2025, 6,367,680 and nil shares issued and outstanding as of March 31, 2026 and September 30 2025, respectively)	6,368	-
Additional paid-in capital	5,587,547	4,767,047
Retained earnings	1,324,058	2,101,998
Accumulated other comprehensive (loss) income	(32,976)	14,116
Total shareholders’ equity	6,890,438	6,894,745

Total liabilities and shareholders’ equity	$7,297,582	$7,324,715

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

Zenta Group Company Limited

Unaudited Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended March 31,
	2026	2025	2024
Revenues
Administrative services fees-a related party	$-	$33,708	$33,528
Fintech services fees - algorithm and big data	1,146,452	1,804,496	131,842
Fintech services fees - blockchain	-	23,230	22,888
Investment brokerage fees	-	-	127,903
Project research fees	-	64,294	-
Interest income and others	1,296	280	18,839
Total revenues	1,147,748	1,926,008	335,000

Expenses
(Reversal of) allowance for expected credit loss	(996)	(8,516)	346
Amortization of intangible assets	245,365	192,882	-
Commissions	154,407	243,521	35,220
Compensation and benefits	114,089	47,552	69,003
Compensation and benefits-related parties	148,849	92,359	91,867
Depreciation	737	737	733
Exchange (gain) loss	(34,040)	48,275	275
Interest expenses-a related party	2,435	-	-
IT maintenance fees	87,461	89,137	-
Occupancy costs	37,015	39,152	46,398
Professional fees	1,045,985	199,159	200,589
Travel and business development	7,885	4,329	15,139
Other administrative expenses	11,695	21,153	24,280
Total expenses	1,820,887	969,740	483,850

(Loss) income before income taxes	(673,139)	956,268	(148,850)
Provision for income taxes	(104,801)	(166,877)	(8,975)
Net (loss) income	(777,940)	789,391	$(157,825)

Other comprehensive (loss) income
Foreign currency translation adjustments	(47,092)	(1,882)	763

Total comprehensive (loss) income	$(825,032)	$787,509	$(157,062)

(Loss) earnings per share – Basic and diluted
(Loss) earning per ordinary shares – Basic and diluted*	$(0.07)	$0.08	$(0.02)

Weighted average number of ordinary shares outstanding:
Ordinary shares - Basic and diluted*	11,800,185	10,083,839	10,075,447

*	Shares presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

Zenta Group Company Limited

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. Dollars, except for the number of shares)

For the Six Months Ended March 31, 2024

	Ordinary shares			Additional		Accumulated other
	Number		Subscription	paid-in	Retained	comprehensive
	issued*	Amount	receivables	capital	earnings	income	Total
Balance as of September 30, 2023	10,075,259	$10,075	$(201,563)	$466,063	$301,947	$711	$577,233
Issuance of ordinary shares	8,580	9	-	63,900	-	-	63,909
Net loss	-	-	-	-	(157,825)	-	(157,825)
Foreign currency translation adjustments	-	-	-	-	-	763	763
Settlement of subscription receivables	-	-	201,563	-	-	-	201,563
Balance as of March 31, 2024	10,083,839	$10,084	$-	$529,963	$144,122	$1,474	$685,643

For the Six Months Ended March 31, 2025

	Ordinary shares			Additional		Accumulated other
	Number		Subscription	paid-in	Retained	comprehensive
	issued*	Amount	receivables	capital	earnings	income	Total
Balance as of September 30, 2024	10,083,839	$10,084	$-	$529,963	$1,100,663	$11,409	$1,652,119
Net income	-	-	-	-	789,391	-	789,391
Foreign currency translation adjustments	-	-	-	-	-	(1,882)	(1,882)
Balance as of March 31, 2025	10,083,839	$10,084	$-	$529,963	$1,890,054	$9,527	$2,439,628

*	Shares presented on a retroactive basis to reflect the reorganization.

For the Six Months Ended March 31, 2026

	Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional		Accumulated other
	Number		Number		Number		paid-in	Retained	comprehensive
	Issued*	Amount	issued	Amount	issued	Amount	capital	earnings	income	Total
Balance as of September 30, 2025	11,583,839	$11,584	-	$-	-	$-	$4,767,047	$2,101,998	$14,116	$6,894,745
Issuance of ordinary shares pursuant to over-allotment option, net of offering cost	225,000	225	-	-	-	-	820,500	-	-	820,725
Redesignation of authorized ordinary shares	(11,808,839)	(11,809)	5,441,159	5,441	6,367,680	6,368	-	-	-	-
Net loss	-	-	-	-	-	-	-	(777,940)	-	(777,940)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(47,092)	(47,092)
Balance as of March 31, 2026	-	$-	5,441,159	$5,441	6,367,680	$6,368	$5,587,547	$1,324,058	$(32,976)	$6,890,438

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

Zenta Group Company Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the Six Months Ended March 31,
	2026	2025	2024
Cash flows from operating activities:
Net (loss) income	$(777,940)	$789,391	$(157,825)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	737	737	733
Amortization of intangible assets	245,365	192,882	-
Amortization of operating lease ROU assets and interest of lease liabilities	32,714	34,664	40,996
(Reversal of) allowance for expected credit loss	(996)	(8,516)	346
Deferred tax expense (benefit)	632	(1,563)	11
Change in operating assets and liabilities:
Receivables from customers	12,793	1,148,846	(486,311)
Prepaid expenses	(309,198)	(302)	642
Deposits and other assets	(321,549)	4,085	(1,930)
Operating lease liabilities	(34,285)	(29,736)	(41,087)
Accounts payable	-	(154,109)	165,607
Accrued expenses and other liabilities	21,139	(1,077,563)	75,401
Income tax payable	(11,090)	(104,851)	8,875
Net cash (used in) provided by operating activities	(1,141,678)	793,965	(394,542)

Cash flows from investing activities:
Purchases of intangible assets	(565,927)	-	-
Advances to related party	-	(740,941)	-
Net cash used in investing activities	(565,927)	(740,941)	-

Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to over-allotment option, net of issuance cost	823,225	-	-
Payments of offering costs related to over-allotment option or IPO	(2,500)	(191,336)	(83,041)
Financing obtained from related party	3,505	-	300,284
Net cash provided by (used in) financing activities	824,230	(191,336)	217,243

Effect of exchange rate changes on cash	444	(313)	559
Net decrease in cash	(882,931)	(138,625)	(176,740)
Cash, beginning of period	1,042,230	327,111	524,383
Cash, end of period	$159,299	$188,486	$347,643

Supplementary cash flows information:
Taxes paid:
Current tax - Macau	$-	$9,610	-
Current tax - PRC	$104,169	$187,547	-
	104,169	197,157	-
Listing fee paid	$-	$191,336	83,041
Non-cash investing and financing activities:
Acquisition of intangible assets settled by deposits and other assets	$141,482	$-
Issuance cost charged to additional paid-in capital	$79,500	$-	-
Operating lease ROU assets obtained in exchange for operating lease liabilities	$-	$127,980	-
Settlement of subscription receivables with amounts due to a related party	$-	$-	201,563
Settlement of issuance of ordinary shares with amounts due to a related party	$-	$-	63,909

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

1. Organization and Description of Business

Zenta Group Company Limited (“ZGCL Cayman”) is a company incorporated in the Cayman Islands with limited liability on March 20, 2023. ZGCL Cayman is a pure parent holding company with no operations. ZGCL Cayman owns and controls the following subsidiaries (collectively, “the Company”) as of March 31, 2026.

Zenta Group Company Limited (“ZGCL Macau”), a wholly-owned subsidiary of ZGCL Cayman, is a company incorporated in Macau with limited liability on August 26, 2019 with a share capital of MOP100,000 (approximately $12,471). ZGCL Macau is engaged in providing administrative services, investment brokerage services and project research services to its customers and earns administrative services fees, investment brokerage fees and project research fees accordingly. Under Macau law, all these activities carried out by the Company do not require specific licenses.

Lason Investment Consulting Company Limited (“LICCL”) a wholly-owned subsidiary of ZGCL Macau, is a company incorporated in Macau with limited liability on November 12, 2019 with a share capital of MOP100,000 (approximately $12,471). LICCL is engaged in providing investment brokerage services, project brokerage services and project research services to its customers and earns investment brokerage fees, project brokerage fees and project research fees accordingly. Under Macau law, all these activities carried out by the Company do not require specific licenses.

Lason Management Service Limited (“LMSL”), a wholly-owned subsidiary of ZGCL Macau, is a company incorporated in Macau with limited liability on March 23, 2022 with a share capital of MOP100,000 (approximately $12,471). LMSL has not commenced its operational activities as of the date when the Company issues these unaudited condensed consolidated financial statements.

Lapis Financial Technology Limited (“LFTL”), a wholly-owned subsidiary of ZGCL Macau, is a company incorporated in Macau with limited liability on June 14, 2023 with a share capital of MOP100,000 (approximately $12,471). LFTL is engaged in providing fintech services to its customers and earns respective fee income accordingly. Under Macau law, all these activities carried out by the Company do not require specific licenses.

On September 9, 2025, the Company completed its IPO on The Nasdaq Capital Market, issuing 1,500,000 ordinary shares at a price of $4.00 per share. The ordinary shares began trading on The Nasdaq Capital Market on the same date under the ticker symbol “ZGM” and were subsequently changed to “ZTG” on April 14, 2026. As part of the IPO, the Company granted the underwriter a 45-day option to purchase up to an additional 225,000 ordinary shares at the public offering price of $4.00 per share, less underwriting discounts, to cover over-allotments, if any. On October 8, 2025, the underwriter exercised the over-allotment option in full and purchased an additional 225,000 ordinary shares at the public offering price of $4.00 per share, resulting in additional gross proceeds of $900,000 before deducting underwriting discounts and offering expenses.

Reorganization

Reorganization of the legal structure of the Company was completed on June 19, 2023 by carrying out a sequence of contemplated transactions, where ZGCL Cayman becomes the holding company of all subsidiaries discussed above.

Asset acquisitions by ZGCL Macau

LICCL was incorporated by ZGCL Macau and Ng Wai Ian (“Ng”) at 90% and 10%, respectively, on November 12, 2019. 100% of the equity interests in LICCL were sold to two independent parties on August 29, 2022, at cost. Therefore, no gain or loss on the disposal of the subsidiary was recognized. Subsequently, on February 15, 2023, ZGCL Macau reacquired 100% of the equity interest in LICCL from the two independent parties for a total consideration of MOP100,000.

LMSL was incorporated by two independent parties at 60% and 40% respectively on March 23, 2022. On May 15, 2023, ZGCL Macau acquired 100% of the equity interests in LMSL from the two independent parties for a total consideration of MOP100,000.

LFTL was incorporated by ZGCL Macau and an independent party at 68% and 32% on June 14, 2023. On July 25, 2023, ZGCL Macau acquired 32% of the equity interests in LFTL from the independent party for a total consideration of MOP32,000.

At the time of these acquisitions, LICCL, LMSL and LFTL were dormant companies not engaged in any business activities. After the acquisitions discussed above, LICCL, LMSL and LFTL became wholly owned subsidiaries of ZGCL Macau.

Reorganization on June 19, 2023

Prior to June 19, 2023, ZGCL Macau was effectively controlled by Ng and Sou Weng Seng (“Sou”), who together held 100% of the voting rights in this entity.

The reorganization on June 19, 2023, was undertaken to eventually transfer 100% of the ownership interests in ZGCL Macau to ZGCL Cayman.

Before and after the reorganization, ZGCL Cayman and ZGCL Macau were ultimately and effectively controlled by the same group of controlling shareholders, who collectively held more than 50% of the voting rights in these entities. Therefore, the reorganization is considered a common control transaction according to ASC 805-50.

The consolidation of the Company has been accounted for at historical cost and prepared on the basis that the aforementioned transactions had been effective from the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. The results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

F-6

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

2. Liquidity

In assessing the Company’s liquidity, the Company monitors and analyses its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Equity financing in form of shares allotment and capital contribution from shareholders, and cash generated from operations have been utilized to finance the working capital requirements of the Company. The Company recorded net cash outflow in operating activities of US$1,141,678 and $394,542 for the six months ended March 31, 2026 and 2024, respectively, and net cash inflow in operating activities of US$793,965 for the six months ended March 31, 2025. As of March 31, 2026, the Company had working capital of $2,565,731 and the Company had $159,299 in cash.

Considering all facts and information on hand, management expects the Company’s cash on hand is sufficient to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date of these financial statements are issued.

If the Company is unable to have sufficient fund to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date of these financial statements are issued, the Company may consider supplementing its available sources of funds through the following sources:

●	additional equity financing from major shareholders or third-party investors; and/or
●	financial support from the Company’s related parties and major shareholders.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and current liabilities as they become due within twelve months from the date of these financial statements are issued. However, there is no assurance that the Company will be successful in implementing its plans. There are a number of factors that could potentially arise and could undermine the Company’s plans, such as changes in the demand for the Company’s services, general market conditions and competitive environment of the capital market industry in Macau and changes in regulatory requirements, etc.

3. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of March 31, 2026, and results of operations and cash flows for the six months ended March 31, 2026, 2025 and 2024. The consolidated balance sheet as of September 30, 2025 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended September 30, 2025, 2024 and 2023, and related notes included in the Company’s audited consolidated financial statements.

The unaudited condensed consolidated financial statements include the financial statements of the Company. All intercompany transactions and balances among the Company have been eliminated upon consolidation.

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company, and each of the following entities as of March 31, 2026:

	Place of	Attributable	Registered/Issued
Name of Company	Incorporation	equity interest %	Capital
Zenta Group Company Limited	Macau	100	MOP100,000
Lason Investment Consulting Company Limited	Macau	100	MOP100,000
Lason Management Service Limited	Macau	100	MOP100,000
Lapis Financial Technology Limited	Macau	100	MOP100,000

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, revenue recognition, allowance for expected credit loss, amortization of intangible assets, impairment of long-lived assets, allowance for deferred tax assets, recognition and measurement of operating lease ROU assets and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the unaudited condensed consolidated financial statements.

Adoption of new accounting standard

In December 2023, the FASB issued ASU 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). This standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For all other entities, the standard is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company adopted ASU 2023-09 on October 1, 2025, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated financial position, results of operations, or cash flows.

Cash

Cash include balances maintained with banks in Macau that can be added or withdrawn without limitation.

Receivables from customers, net

Receivables from customers represented amounts due from the Company’s customers and are measured at amortized cost less an allowance for expected credit loss as needed. The allowance for expected credit loss is the Company’s best estimate of the amount of probable credit losses in the Company’s existing receivables from customers. The Company assess the allowance by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. The Company determines the expected credit loss based on aging data, historical collection experience, customer specific facts, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of March 31, 2026 and September 30, 2025, the balance of allowance for expected credit loss against receivables from customers were $3,652 and $3,758, respectively.

Expected credit loss

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company applied the expected credit loss to receivables from customers and other financial instruments.

F-7

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Prepaid expenses

Prepaid expenses are comprised of prepaid marketing expenses, consultancy fees, professional fees and office supplies. These amounts are recognized as expenses on a straight-line basis over the relevant non-cancellable contract term or expected benefit period, so the balances are realized over the life of the underlying arrangements, with the portion expected to be expensed within the next twelve months classified as current and the remainder as non-current. Prepaid expenses are not subject to expected credit loss assessment, as they represent advance payments for goods or services to be received from counterparties rather than contractual rights to receive cash.

Deposits and other assets, net

Deposits and other assets are comprised of other receivables and deposits, including rental deposit, deposit paid for purchase of intangible assets and good faith deposit. The Company reviews deposits and other assets on a regular basis and also makes specific allowance if there is strong evidence indicating that deposits and other assets are likely to be unrecoverable. As of March 31, 2026 and September 30, 2025, the balance of allowance for expected credit loss against deposits and other assets were $2,370 and $3,301, respectively.

Leases

On October 1, 2020, the Company adopted ASC 842 — Leases (“ASC 842”), which requires lessees to record right-of-use (“ROU”) assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similarly owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of March 31, 2026 and September 30, 2025, there were approximately $37,050 and $69,284 ROU assets, and approximately $39,425 and $73,245 lease liabilities, based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using a mortgage interest rate offered by a bank in Macau at prime rate minus 3% was the most indicative rate of the Company’s incremental borrowing cost for the calculation of the present value of the lease payments.

The Company evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of March 31, 2026 and September 30, 2025, the Company did not recognize any impairment loss against its ROU assets.

Office equipment, net

Office equipment is stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of office equipment are 3 to 4 years.

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the unaudited condensed consolidated statements of operations and comprehensive (loss) income under other income or expenses.

Intangible assets, net

Intangible assets acquired separately are initially recognized at cost. The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite useful lives are amortized on a straight-line basis over their expected useful lives, while intangible assets with indefinite useful lives are not amortized but are subject to annual impairment testing.

The Company’s intangible assets consist of (i) a fintech solution, which is an AI-driven algorithmic platform offering a range of fintech services, including algorithmic and big data models to its customers, and (ii) a blockchain system, which is a proprietary distributed-ledger technology platform designed to support secure, transparent, and efficient transaction processing and to enable the provision of blockchain-based services to its customers.

Management has assessed the useful life of intangible assets to be three years, based on an external valuation report and the estimated economic benefits derived from its use.

As of March 31, 2026 and September 30, 2025, the Company did not recognize any impairment losses against its intangible assets.

F-8

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Business combination

Upon acquisition of a company, the Company determines if the transaction is a business combination defined by ASC 805, Business Combinations (“ASC 805”), which shall be accounted for using the acquisition method of accounting. Under the acquisition method, once control of a business is obtained, the assets acquired and liabilities assumed, including amounts attributed to non-controlling interests, are recorded at fair value. The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The determination of the fair values is based on estimates and judgments made by management. By contrast, the acquisition of an asset or group of assets (and possibly the assumption of any liabilities) that do not meet the definition of a business in ASC 805 is accounted for using a cost accumulation model. In a cost accumulation model, the cost of the acquisition, including certain transaction costs, is allocated to the assets acquired on the basis of their relative fair values.

Investments in subsidiaries

Subsidiaries are entities controlled by ZGCL Cayman. ZGCL Cayman controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether ZGCL Cayman has power, only substantive rights (held by ZGCL Cayman and other parties) are considered. ZGCL Cayman shall deconsolidate a subsidiary or derecognize a group of assets as of the date ZGCL Cayman ceases to have a controlling financial interest in that subsidiary or group of assets.

Impairment of long-lived assets

The Company reviews long-lived assets, including office equipment, intangible assets and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of March 31, 2026 and September 30, 2025, no impairment of long-lived assets were recognized.

Revenue recognition

Revenue from contracts with customers

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

F-9

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition (Continued)

The Company’s principal revenue streams include:

Administrative services fees

The Company enters into a distinct administrative services agreement with its customer, handling and managing routine corporate matters in return for a fixed service fee.

The Company is obligated to provide administrative services, which include handling and managing corporate documents, maintaining and updating corporate changes and registrations, providing registered offices, and filing income tax returns.

The Company considers each element of the services within the contract to be distinct. Nevertheless, the Company concludes that the nature of the contract is to provide integrated administrative services over the term of the contract rather than a specific quantity of specified services. The activities in providing these services can vary significantly from day to day. However, these routine services are essential to fulfill the Company’s obligation to provide integrated administrative services. Therefore, the integrated administrative services transferred to the customer are substantially the same each month; that is, the customer receives substantially the same benefit each month.

The Company concludes that each increment of service is distinct, meets the criteria for recognizing revenue over time, and uses the same method for measuring progress. The performance obligation is satisfied over time in accordance with paragraph 606-10-25-27(a) because the customer simultaneously receives and consumes the benefits of the Company’s performance as each administrative transaction is processed. The fact that another entity would not need to re-perform the work that the Company has provided to date also demonstrates that the customer simultaneously receives and consumes the benefits as the Company performs.

The Company further concludes that the integrated administrative services represent a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customers, satisfying the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.

The Company promises to provide a set of integrated administrative services (stand-ready obligations) over a fixed period, with the customer having no explicit limit on the use of services within this period. The Company determines that its promise to the customer is to provide a service of making the integrated administrative work available as needed. The extent of the customers’ request for the administrative work does not affect the remaining services to which the customer is entitled. As suggested above, the Company determines that the customer benefits largely evenly from the Company’s services of making the administrative service available throughout the contract period. The integrated administrative services transferred to the customer are substantially the same during each particular month; that is, the customer receives substantially the same benefit each month. Therefore, the Company concludes that the best measure of progress toward complete satisfaction of the performance obligation over time is a time-based measure, and it recognizes revenue on a straight-line basis throughout the contract period.

According to the agreement, the customer is required to pay a monthly fee for administrative services. In practice, the Company issues invoices to customer on a quarterly basis for these services, consolidating three months of fees into one invoice and payment is due from the date of billing. The customer pays before the end of the quarters.

On July 1, 2025, the Company terminated the administrative services agreement, and no administrative services fees has been generated from July 1, 2025.

Fintech service fees – algorithm and big data

The Company enters into distinct fintech services agreements with its customers to provide algorithms and big data models for the customers’ use in return for a fintech service fee. There are two types of arrangement entered, i.e. (i) brokering the algorithms and big data models on behalf of the vendor and (ii) providing fintech services related to the algorithms and big data models directly to the customers.

Brokering the algorithms and big data models

The Company brokered the algorithms and big data models on behalf of the vendor until it acquired the related fintech solution from the vendor in August 2024. The Company enters into distinct fintech services agreements with its customer to provide algorithms and big data models developed by a vendor for the customer’s use in return for a fintech service fee.

The Company accounts for the fintech services related to the brokering of algorithms and big data models as a single performance obligation in accordance with ASC 606-10-25-14(b). This is because it provides a series of distinct services that are substantially the same by making the algorithms and big data models available for the customers’ use during a fixed period, and these services have the same pattern of transfer (the services transfer to the customer over time and use the same method to measure progress — that is, a time-based measure of progress).

F-10

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition (Continued)

As stated in the agreement, the pricing structure for the fintech services related to the provision of algorithms and big data models includes a fixed component based on a predetermined amount of usage (i.e., a minimum usage requirement) and a variable component that is charged if the customer exceeds the predetermined amount (i.e., “overage fees”). In addition, if the customer does not meet the minimum usage requirement in any month, the shortfall is carried over to the following month.

Because the minimum usage requirements can change each month and the usage-based fees are related to a specific outcome, the allocation of the variable consideration to each distinct service period (e.g., each month) cannot meet the allocation objective. This means that the usage-based pricing may not represent the amount of consideration to which the entity expects to be entitled upon the transfer of each distinct service, which is based on each increment of time within the series. Therefore, any overage fees for a particular month may not (1) be solely associated with that month or (2) reflect the value of the specific outcome associated with the overage. Accordingly, the Company does not qualify to apply the variable consideration allocation exception set out under ASC 606-10-32-40 and is required to estimate the amount of variable consideration to which it would be entitled at contract inception.

The Company believes that the most likely amount method is the preferred method for predicting the amount of consideration to which it will be entitled. Under the most likely amount method, based on the Company’s best estimate, the Company does not expect that usage exceeding the predetermined amount will occur during the brokering services period. Therefore, the minimum usage requirement as determined in the agreement is the most likely amount that the Company would be entitled to.

The Company also considers the guidance in ASC 606-10-32-11 through 32-13 on constraining estimates of variable consideration to determine whether the estimated amount of variable consideration should be included in the transaction price. The Company considers the factors in ASC 606-10-32-12 and observes that the amount of consideration is highly susceptible to factors outside the Company’s influence (that is, inherently variable depending on future customer actions, and there is no historical data to support any of the estimates). As such, it cannot conclude that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Consequently, the Company believes that it should not include any variable consideration in the transaction price.

For the algorithms and big data models brokered by the Company, customer simultaneously receives and consumes the benefits as the services are rendered by the Company, i.e., access to and utilize the models according to the customers’ needs. Because the revenue generated from brokering the algorithms and big data models meets one of the criteria set out in ASC 606-10-25-27, the revenue from brokering the algorithms and big data models qualifies to be recognized over time, with the fixed consideration (i.e., the minimum usage payment) recognized ratably across the contract period.

According to the agreement, the customer is required to settle the actual usage amounts on a quarterly basis and make payment within 60 days from the date signed on the usage confirmation letter, and any shortfall against the minimum usage requirement within 90 days from the end of the contract term, i.e. September 30, 2024. The customer adheres to the payment term and pays before the due date.

The Company follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the services itself (that is, the entity is a principal) or to arrange for those services to be provided by another party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified services to be provided to the customer.

Step 2: Assess whether it controls each specified service before that service is transferred to the customer.

Under the agreement the Company has in place with its customer, the Company does not have primary responsibility for providing algorithms and big data models but brokering them from a vendor. The models are primarily controlled by the vendor, who sets the transaction price or income to be shared with the Company in separate documents. The Company has no control over the models and cannot determine the transaction price set by the vendor. Furthermore, it has been stated in the agreement that the models are run by the vendor, and the Company would be indemnified by the vendor for any issues, damages, and claims related to the services. The responsibility of the Company is simply to broker the algorithms and big data models from the vendor to its customer. The Company concludes it has no primary responsibility in the function but acts as an agent between its customer and the vendor. The Company recognizes revenue at the net amount after deducting the amount it is required to pay to the vendor.

Providing the algorithms and big data models directly to its customers

Since it acquired the related fintech solution from the vendor in August 2024, the Company provides the fintech services related to the provision of algorithms and big data models to its customers directly in return for fee income. The Company enters into distinct fintech services agreements with its customers to provide algorithms and big data models owned by the Company for the customers’ use in return for a fintech service fee.

The Company accounts for the fintech services related to provision of algorithms and big data models as a single performance obligation in accordance with ASC 606-10-25-14(b). This is because it provides a series of distinct services that are substantially the same by making the algorithms and big data models available for the customers’ use during a fixed period, and these services have the same pattern of transfer (the services transfer to the customer over time and use the same method to measure progress — that is, a time-based measure of progress).

F-11

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition (Continued)

For contracts enacted before the acquisition of the related fintech solution, the pricing structure for the fintech services related to the provision of algorithms and big data models includes a fixed component based on a predetermined amount of usage and a variable component as detailed under “Brokering the algorithms and big data models” above. While the Company transitioned to directly providing these fintech services to customers in exchange for fee income after acquiring the related fintech solution, it continues to honor the existing pricing structure for contracts executed prior to the acquisition until those contracts are completed.

For contracts enacted after the acquisition of the related fintech solution, the previous pricing structure is no longer offered. As stated in the agreement, the pricing structure for the fintech services related to the provision of algorithms and big data models is based solely on usage (i.e., the actual usage payment) during the service period. The variable consideration allocation exception is applied as (1) the usage-based fees are related to a specific outcome and (2) allocation of the variable consideration to each distinct service period (e.g. each month) would meet the allocation objective (i.e., the usage-based pricing represents the amount of consideration to which the Company expects to be entitled upon the transfer of each and every distinct service, which is based on each increment of time within the series). Accordingly, the Company is not required to estimate the amount of variable consideration to which it would be entitled at contract inception and instead can recognize revenue as the customer’s usage occurs.

For the algorithms and big data models provided directly by the Company to its customers, customers simultaneously receive and consume the benefits as the services are rendered by the Company, i.e., access to and utilize the models according to the customers’ needs. Because the revenue generated from provision the algorithms and big data models meets one of the criteria set out in ASC 606-10-25-27, the revenue from the provision of algorithms and big data models qualifies to be recognized over time, with the variable consideration (i.e., the actual usage payment) recognized based solely on usage during the service period.

According to the agreement, the customers are required to settle the actual usage amounts on a quarterly basis and make payment within 60 days from the date signed on the usage confirmation letter. The customer adheres to the payment term and pays before the due date.

The Company follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the services itself (that is, the entity is a principal) or to arrange for those services to be provided by another party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified services to be provided to the customer.

Step 2: Assess whether it controls each specified service before that service is transferred to the customer.

Under the agreements the Company has with its customers, the Company has primary responsibility for providing algorithms and big data models. The fintech solution is fully owned and controlled by the Company, which has the authority to direct its use and derive substantially all of the remaining benefits from it. The Company also has full discretion to set the transaction prices in its agreements with customers. Furthermore, the Company is responsible for addressing and resolving any issues related to the models that are identified by customers. Based on these considerations, the Company concludes that it acts as a principal in its contracts with customers and recognizes revenue on a gross basis.

Fintech service fees – blockchain

The Company enters into distinct fintech services agreement with its customer to provide a blockchain system developed by a vendor for the customer’s use. As stipulated in the agreement, the Company will charge a one-time fixed services fee income for the system provided.

The fintech service agreement related to the procurement of the blockchain system is distinct and is identified as one performance obligation. The Company is obligated to make available a blockchain system developed by a vendor for the customer’s use. The fintech services is considered to be distinct that Company promises to transfer and is therefore considered to be one single performance obligation under ASC 606-10-25-14.

For blockchain system procured by the Company, the customer does not simultaneously receive and consume the benefits as the services are rendered, i.e. the system would only be consumed by the customer once it is implemented and operational.

The Company also does not create or enhance an asset that the customer controls as the performance obligation is simply to distribute the system for the customer use. No asset will be created by the Company as part of the performance obligation whilst the Company is simply to procure a blockchain model for the use of the customer. The customer would only be allowed the access to the system upon the product distribution and system implementation.

The Company does not have an enforceable right to payment for performance completed to date. The services rendered by the Company are system procurement and implementation. The Company will only be entitled to fee upon the successful implementation of the system for the customer pursuant to the contracts without payment for performance completed to date.

Because the revenue generated from procuring the blockchain system does not meet any of the criteria set out in ASC 606-10-25-27, the revenue from procuring the blockchain system does not qualify to be recognized over time but at a point in time.

Revenue from providing the blockchain system to a customer is recognized at a point in time when the system is implemented and operational for the customer.

Under the agreement, it requires payment within 60 days following the implementation of system. The customer adheres to the payment term and pays before the due date.

F-12

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition (Continued)

The Company follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the services itself (that is, the entity is a principal) or to arrange for those services to be provided by another party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified services to be provided to the customer.

Step 2: Assess whether it controls each specified service before that service is transferred to the customer.

Under the agreement the Company has in place with its customer, the Company does not have primary responsibility for providing the blockchain system but procuring them from a vendor. The system is primarily controlled by the vendor, who sets the transaction price or income to be shared with the Company in separate documents. The Company has no control over the system and cannot determine the transaction price set by the vendor. Furthermore, it has been stated in the agreement that the system is run by the vendor, and the Company would be indemnified by the vendor for any issues, damages, and claims related to the services. The responsibility of the Company is simply to procure the blockchain system from the vendor for its customer’s use. The Company concludes it has no primary responsibility in the function but acts as an agent between its customer and the vendor. The Company recognizes revenue at the net amount after deducting the amount it is required to pay to the vendor.

Investment brokerage fees

The Company enters into a distinct investment brokerage agreement with its customers by assisting them in acquiring a stake in specific investments in return for a one-time fixed investment brokerage fee.

The Company is obligated to assist the customers to acquire a stake in specific investments. The investment brokerage services the Company promises to provide to its customers are considered distinct and therefore constitute a single performance obligation.

Under the investment brokerage services, the customers do not simultaneously receive and consume the benefits provided by the Company, as the services rendered by the Company will only be consumed by the customers upon the successful registration of their stake in the investments.

The Company also does not create or enhance an asset that the customers control. No asset is created for the customers prior to the successful registration of their stake in the investments. The customers become entitled to the stake in the investments only upon the successful registration.

The Company does not have an enforceable right to payment for performance completed to date. Pursuant to the contracts with customers, the Company is only entitled to the revenue upon the successful registration of the stake in the investments, without any payment for performance completed to date.

Because the revenue generated from investment brokerage services does not meet any of the criteria set out in ASC 606-10-25-27, the revenue from providing investment brokerage services does not qualify to be recognized over time but rather at a point in time.

Revenue from providing investment brokerage services is recognized at a point in time when the transaction is complete and the Company’s performance obligation is fulfilled, as evidenced by the successful registration of the customers’ stake in the specific investments.

Agreements of investment brokerage services generally require payment within 30 days to 6 months following the completion of services. Most customers adhere to the payment terms, and the majority of them pay on or before the due date.

F-13

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition (Continued)

Project research fees

The Company enters into a distinct project research agreement with its customers for providing them with project research reports in relation to specific projects in industrial parks in China in return for a one-time fixed project research fee.

The Company is obligated to deliver its customers project research reports in relation to specific projects in industrial parks in China. The project research services the Company promises to provide to its customers are considered distinct and are therefore considered to be a single performance obligation.

Under the project research services, the customers do not simultaneously receive and consume the benefits provided by the Company, as the services rendered by the Company are only consumed by the customers upon receipt of the completed project research reports. The Company does not render other advisory services to the customers during the research process, and the customers do not benefit from the research undertaken by the Company prior to the delivery of the project research reports. The project research reports are prepared specifically for the projects, but are not customized for the customers. Instead of being exclusive to the customers, the Company retains the right to share the project research reports with other stakeholders.

The Company does not create or enhance an asset that the customer controls. Pursuant to the agreements with its customers, the customers have no right to obtain the incomplete reports during the research process. The customers may not obtain physical possession of or title to the project research reports until the reports are finalized. Thus, the customers do not control the report in progress. Therefore, the customers do not control the assets created or enhanced by the Company during the report research process.

The Company does not have an enforceable right to payment for performance completed to date. Pursuant to the contracts with customers, the Company is only entitled to revenue upon the delivery of the project research reports, without payment for performance completed to date.

Because the revenue from project research reports does not meet any of the criteria set out in ASC 606-10-25-27, the revenue from providing project research services does not qualify to be recognized over time, but rather at a point in time.

Revenue from providing project research services is recognized at a point in time when the transaction is complete and the Company’s performance obligation is fulfilled, as evidenced by the delivery of the complete project research reports.

Agreements of project research services generally require payment within 30 to 90 days following the completion of services. Most customers adhere to the payment terms, and the majority of them pay on or before the due date.

F-14

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition (continued)

Sources of revenue

(a) Disaggregated information of revenue by major sources are as follows:

	For the Six Months Ended March 31, 2026
	Third parties	Total
Revenue from contracts with customers recognized over time
Fintech service fees – algorithm and big data	$1,146,452	$1,146,452

Revenue from other sources
Interest income and others (note)	1,296	1,296
	$1,147,748	$1,147,748

	For the Six Months Ended March 31, 2025
	Third parties	Related party	Total
Revenue from contracts with customers recognized at a point in time
Fintech service fees – blockchain	$23,230	$-	$23,230
Project research fees	64,294	-	64,294

Revenue from contracts with customers recognized over time
Administrative services fees	-	33,708	33,708
Fintech service fees – algorithm and big data	1,804,496	-	1,804,496

Revenue from other sources
Interest income and others (note)	280	-	280
	$1,892,300	$33,708	$1,926,008

	For the Six Months Ended March 31, 2024
	Third parties	Related parties	Total
Revenue from contracts with customers recognized at a point in time
Fintech service fees – blockchain	$22,888	$-	$22,888
Investment brokerage fees	127,903	-	127,903

Revenue from contracts with customers recognized over time
Administrative services fees	-	33,528	33,528
Fintech service fees – algorithm and big data	131,842	-	131,842

Revenue from other sources
Interest income and others (note)	18,839	-	18,839
	$301,472	$33,528	$335,000

Note:

Interest income and others primarily consist of interests earned on bank deposits and sundry income, which are not within the scope of ASC 606.

Interest income is recognized using the effective interest method.

Interest income and others recognized for the six months ended March 31, 2026, 2025 and 2024 are broken down as below.

	For the Six Months Ended March 31,
	2026	2025	2024
Interests on bank deposits	$1,296	$280	$1,169
Sundry income	-	-	17,670
	$1,296	$280	$18,839

(b) Disaggregated information of revenue by geographical area is as follows:

	For the Six Months Ended March 31, 2026
	Third parties	Total

Macau	$1,296	$1,296
Hong Kong	104,763	104,763
The mainland of the People’s Republic of China (the “PRC”)	1,041,689	1,041,689
	$1,147,748	$1,147,748

	For the Six Months Ended March 31, 2025
	Third parties	Related party	Total

Macau	$64,574	$33,708	$98,282
The mainland of the People’s Republic of China (the “PRC”)	1,827,726	-	1,827,726
	$1,892,300	$33,708	$1,926,008

	For the Six Months Ended March 31, 2024
	Third parties	Related party	Total

Macau	$146,742	$33,528	$180,270
The mainland of the People’s Republic of China (the “PRC”)	154,730	-	154,730
	$301,472	$33,528	$335,000

F-15

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Costs of obtaining a customer contract

Pursuant to ASC 340-40, incremental costs incurred to obtain a customer contract—such as certain commission expenses—are capitalized if they would not have incurred if the contract had not been obtained and if the Company expects to recover those costs. No other amounts are capitalized as a cost of obtaining because no expenditures have been identified that meet the requisite capitalization criteria. The Company amortizes deferred commissions on a systematic basis that aligns with the transfer to customers of the services to which the commissions relate. In addition, the Company has adopted the practical expedient whereby costs associated with obtaining a revenue contract can be expensed as incurred so long as the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the six months ended March 31, 2026, 2025 and 2024, all commission expense of $154,407, $243,521 and $35,220, respectively, was subject to this practical expedient, as it related solely to contracts with service periods of less than one year.

Employee benefit plan

Employees of the Company located in Macau participate in a compulsory retirement benefit scheme as required by the local laws in Macau. Contributions are required by both the Company and its employees at MOP60 and MOP30 per month, respectively. During the six months ended March 31, 2026, 2025 and 2024, the total amount charged to the unaudited condensed consolidated statements of operations and comprehensive (loss) income in respect of the Company’s costs incurred in the scheme was $307, $404 and $432, respectively.

Income taxes

The Company accounts for income taxes under ASC 740, Income Taxes. The provision for income taxes consists of current taxes and deferred taxes.

Current tax included Macau income tax and the PRC withholding tax.

The Macau income tax is recognized based on the results for the year, as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The PRC withholding tax is a deduction from payments made by PRC customer to the Company. The withholding tax rates can vary depending on the type of income and the tax status of the recipient. Based on the tax rules currently in effect in the PRC, the withholding tax rate is 10% for income received by the Company from its PRC customer. The withholding tax is treated as an income tax since it is assessed based on the income and is paid on behalf of the Company by its PRC customer. Furthermore, under the “Arrangement between the Mainland of China and the Macau Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income,” the 10% withholding tax paid in the PRC can be credited against our Macau complementary tax liability on the same income.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized upon examination. Penalties and interest incurred related to the underpayment of income tax are classified as income tax expense in the period incurred. The Company considers that there were no uncertain tax positions as of March 31, 2026 and September 30, 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Value Added Tax (“VAT”)

The Company is subject to VAT at the rate of 6% and related surcharges in the PRC for services rendered to its PRC customer. The Company reports revenues net of VAT for all the periods presented in the unaudited condensed consolidated statements of operations and comprehensive (loss) income.

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended September 30, 2025, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated financial position, results of operations, or cash flows.

Based on the criteria established by ASC 280, Segment Reporting, the Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker (“CODM”) reviews consolidated results when making decisions, allocating resources and assessing performance of the Company. Although the CODM reviews revenue disaggregated by the type of services the Company provides, there is no allocation of direct and indirect costs. As such, this disaggregation does not constitute a separate measure of segment profit or loss. The Company carries out all its business activities and operations in Macau. All transactions are concluded and completed in Macau with similar terms and conditions.

The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income that also is reported as consolidated net income on the consolidated statements of operations and comprehensive (loss) income, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM does not review disaggregated expense information when assessing performance or making operational decisions. Instead, the CODM evaluates expenses on a consolidated basis only. Other segment items included provision for income taxes, which are reflected in the segment and consolidated net income. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

F-16

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Earnings per share

The Company computes earnings per share (“EPS”) according with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS further takes into account of the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the six months ended March 31, 2026, 2025 and 2024, the Company had no dilutive stocks.

Translation of foreign currencies

The Company’s principal place of operations is Macau. The financial position and results of its operations are determined using the Macanese Pataca (“MOP”), the local currency, as the functional currency. The Company’s unaudited condensed consolidated financial statements are presented in U.S. Dollars (“US$” or “$”). The results of operations and the unaudited condensed consolidated statements of cash flows, denominated in the functional currency, are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in the functional currency at the balance sheet date are translated to US$ at the applicable rates of exchange in effect at that date. The equity, denominated in the functional currency, is translated to US$ at the historical rate of exchange at the time of the transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income or loss in the unaudited condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s unaudited condensed consolidated statements of operations and comprehensive (loss) income.

The following table outlines the exchange rates between MOP and US$ that are used in preparing these unaudited condensed consolidated financial statements:

	As of March 31, 2026	As of September 30, 2025
Year-end spot rate	8.0717	8.0162

	For the Six Months Ended March 31,
	2026	2025	2024
Average rate	8.0081	8.0101	8.0530

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of March 31, 2026 and September 30, 2025, financial instruments of the Company comprised primarily cash, receivables from customers, deposits and other assets, amounts due to related parties, accounts payable and accrued expenses and other liabilities. The Company concludes that the carrying amounts of these financial instruments approximate their fair values because of the short-term nature of these instruments.

F-17

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

3. Summary of Significant Accounting Policies (Continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of the on its unaudited condensed consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the on its unaudited condensed consolidated financial statements and related disclosures.

In July 2025, FASB issued ASU No. 2025-05, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This provides all entities with a practical expedient in developing reasonable and supportable forecasts as part of estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU No. 2025-05 is effective on a prospective basis or annual periods beginning after December 15, 2025, though early adoption and retroactive application is permitted. The Company is currently evaluating the impact of the on its unaudited condensed consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated balance sheets, statements of operations and comprehensive (loss) income and statements of cash flows.

F-18

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

4. Significant Risks

Currency risk

The Company’s functional currency is MOP and these unaudited condensed consolidated financial statements are presented in US$. The Company’s operating activities and assets and liabilities are predominantly denominated in the functional currency. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company consider the foreign exchange risk in relation to transactions denominated in MOP with respect to US$ is not significant as MOP is pegged to HK$ at a fixed rate of 1.03 and HK$ is pegged to US$ in a band between 7.75 and 7.85.

At the same time, the Company generate revenue primarily from customers in the PRC denominated in Chinese Yuan (“CNY”), while the Company’s functional currency is MOP, any fluctuation in exchange rates against MOP may result in change in reported revenue.

For the six months ended March 31, 2026, the Company had US$1,041,689 revenue denominated in CNY. The Company estimate that any depreciation of CNY against MOP in the future would result in decrease in revenue, and vice versa. If we are unable to adjust pricing or otherwise mitigate the impact of adverse currency movements, it would decrease the gross profit margin and net income. Based on the same revenue as for the six months ended March 31, 2026, the revenue denominated in CNY would increase by US$10,417 if there is a 1% appreciation of CNY against MOP. Conversely, the revenue would decrease by $10,417 if there is a 1% depreciation of CNY against MOP.

Concentration and credit risks

Financial instruments that potentially subject the Company to credit risk consist of cash, receivables from customers, and deposits and other assets. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates.

The Company deposits its cash with reputable banks located in Macau. As of March 31, 2026 and September 30, 2025, $159,238 and $1,042,230 were deposited with these banks, respectively. Balances maintained with banks in Macau are insured under the Deposit Protection Scheme introduced by the Macau Government for a maximum amount of MOP500,000 (equivalent to $61,945), and further increased to MOP800,000 (equivalent to $99,112) effective on October 1, 2024, for each depositor at one bank, whereas the balances maintained by the Company may at times exceed the insured limits. Cash balances maintained with banks in Macau are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Company has not experienced any losses in these bank accounts and management believes that the Company is not exposed to any significant credit risk on cash maintained with these banks.

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of receivables from customers, and deposits and other assets. The Company performs regular and ongoing credit assessments of the counterparties’ financial conditions and credit histories. The Company also assesses historical collection trends and the aging of the receivables. The Company considers that it has adequate controls over these receivables to minimize the related credit risk. As of March 31, 2026 and September 30, 2025, the balance of allowance for expected credit losses were $6,022 and $7,059, respectively.

For the six months ended March 31, 2026, 2025 and 2024, all the Company’s assets were located in Macau. At the same time, the Company considers that it is exposed to the following concentration risk:

(a) Major customers

For the six months ended March 31, 2026, 2025 and 2024, customers who accounted for 10% or more of the Company’s revenues and their respective outstanding balances at period end dates, are presented as follows:

	For the Six Months Ended March 31, 2026		As of March 31, 2026
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer A	$670,297	58%	$352,208	61%
Customer B	262,949	23%	125,356	22%
Total:	$933,246	81%	$477,564	83%

	For the Six Months Ended March 31, 2025		As of March 31, 2025
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer A	$933,313	48%	$257,673	50%
Customer C	425,696	22%	-	-
Customer D	349,280	18%	89,567	17%
Total:	$1,708,289	88%	$347,240	67%

	For the Six Months Ended March 31, 2024		As of March 31, 2024
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer C	$154,730	46%	$358,168	74%
Customer E	127,903	38%	127,817	26%
Customer F	33,528	10%	-	-
Total:	$316,161	94%	$485,985	100%

All the concentration percentages of accounts receivables are calculated before allowance for expected credit losses. As of the date these unaudited condensed consolidated financial statements were issued, all of the receivables from these two customers had been collected.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on bank deposits, particularly during periods when the interest rate is expected to significant changes. Nevertheless, given the amounts of bank deposits in question, the Company considers its interest rate risk to be not material, and the Company has not used any derivatives to manage or hedge its interest rate risk exposure.

F-19

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

5. Asset Acquisitions

On February 15, 2023, ZGCL Macau acquired 100% of the equity interest in LICCL from two independent parties for a total consideration of MOP100,000.

On May 15, 2023, ZGCL Macau acquired 100% of the equity interest in LMSL from two independent parties for a total consideration of MOP100,000.

On July 25, 2023 ZGCL Macau acquired 32% of the equity interest in LFTL from an independent party for a total consideration of MOP32,000.

At the time of the acquisitions, LICCL, LMSL and LFTL were dormant companies not engaged in any business activities. LICCL, LMSL and LFTL had no assets on their books as of the acquisition dates. Neither LICCL, LMSL nor LFTL had an organized workforce, nor any inputs that such a workforce could develop or convert into outputs. Furthermore, neither LICCL, LMSL nor LFTL had any outputs and did not carry out any revenue-generating activities at the time of the acquisitions. Therefore, they did not meet the definition of a business under ASC 805. These acquisitions were accounted for as asset acquisitions under ASC 805. No goodwill was recognized.

6. Receivables from Customers, Net

As of March 31, 2026 and September 30, 2025, receivables from customers, net, consisted of the following balances:

	As of
	March 31, 2026	September 30, 2025
Receivables from customers, gross	$581,501	$598,307
Less: Allowance for expected credit loss	(3,652)	(3,758)
Receivables from customers, net	$577,849	$594,549

The movement of allowance for expected credit loss is as follow:

	As of
	March 31, 2026	September 30, 2025
Balance at beginning of the period/ year	$3,758	$21,410
Reversal of expected credit loss	(80)	(17,592)
Foreign exchange difference	(26)	(60)
Balance at end of the period/ year	$3,652	$3,758

F-20

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

7. ROU Assets and Operating Lease Liabilities

As of March 31, 2026 and September 30, 2025, the Company subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at Macau Square, Macau	1 year and 10 months from January 1, 2023 to October 31, 2024
Office at Macau Square, Macau	2 years from November 1, 2024 to October 31, 2026

(a)	Amounts recognized in the unaudited condensed consolidated balance sheet:

	As of
	March 31, 2026	September 30, 2025

ROU assets	$37,050	$69,284

Operating lease liabilities
Current	39,425	67,537
Non-current	-	5,708
	$39,425	$73,245

Weighted average remaining lease terms (in years)	0.58	1.08

(b)	The following table summarizes the remaining contractual maturities of lease liabilities under operating lease as of March 31, 2026:

During the year ended March 31, 2027	$39,684

Total future lease payments	$39,684
Less: imputed interest	(259)

Present value of lease obligations	$39,425

The discount rate used to determine the operating lease liabilities as of March 31, 2026 and September 30, 2025 was 2.63% and 2.63%, respectively.

F-21

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

8. Office Equipment, Net

As of March 31, 2026 and September 30, 2025, office equipment, net, consisted of the following:

	As of
	March 31, 2026	September 30, 2025

Office equipment, gross	$5,418	$5,456
Less: accumulated depreciation	(4,131)	(3,424)
Office equipment, net	$1,287	$2,032

Depreciation expense was $737, $737 and $733 for the six months ended March 31, 2026, 2025 and 2024, respectively.

9. Intangible Assets, Net

As of March 31, 2026 and September 30, 2025, intangible assets, net, consisted of the following:

	As of
	March 31, 2026	September 30, 2025

Intangible assets, gross	$2,060,842	$1,368,417
Less: accumulated amortization	(707,599)	(467,382)
Intangible assets, net	$1,353,243	$901,035

The Company acquired a fintech solution from a third-party vendor in August 2024 for $1,158,243 (equivalent to MOP 9,270,000). This solution is an AI-driven algorithmic platform offering a range of fintech services, including algorithmic and big data models to its customers. Upon acquisition, the vendor transferred full ownership and all related rights of the fintech solution to the Company.

The Company acquired a blockchain system from a third-party vendor in July 2025 for $212,008 (equivalent to MOP 1,699,500). This system is a proprietary distributed-ledger technology platform designed to support secure, transparent, and efficient transaction processing and to enable the provision of blockchain-based services to its customers. Upon acquisition, the vendor transferred full ownership and all related rights of the blockchain system to the Company.

The Company entered into a contract to upgrade the existing algorithmic and big data models. The total contract sum amounted to $701,835 (equivalent to MOP 5,665,000). The upgrade project was completed and placed into service on December 17, 2025. Upon completion, the vendor transferred full ownership and all related rights of the upgraded models to the Company. The upgrade is expected to enhance the functionality and performance of the existing fintech solution acquired in August 2024. The intangible asset, as upgraded, has an estimated useful life of three years from the date it is placed into service.

Amortization expense was $245,365, $192,882 and $nil for the six months ended March 31, 2026, 2025 and 2024, respectively.

The estimated aggregate intangible asset amortization expense for the next three fiscal years is as follows:

For the years ending March 31,	Estimated Amortization Expense
2027	$511,317
2028	511,317
2029	330,609
$1,353,243

F-22

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

10. Prepaid Expenses

As of March 31, 2026 and September 30, 2025, prepaid expenses, consisted of the following:

	As of
	March 31, 2026	September 30, 2025

Prepaid expenses	$4,136,815	$3,856,570
Less: amounts classified as non-current assets	(2,919,598)	(2,881,173)
Amounts classified as current assets	$1,217,217	$975,397

Prepaid expenses mainly comprise prepaid marketing expenses, consultancy fees, and professional fees paid upfront under contracts with terms generally ranging from one to five years. These amounts are recognized as expenses on a straight-line basis over the relevant non-cancellable contract term or expected benefit period, so the balances are realized over the life of the underlying arrangements, with the portion expected to be expensed within the next twelve months classified as current and the remainder as non-current.

The estimated aggregate expense for the next five fiscal years is as follows:

As of March 31,	Estimated Expense
2027	$1,217,217
2028	1,036,329
2029	922,651
2030	717,166
2031	243,452
$4,136,815

11. Deposits and Other Assets, Net

As of March 31, 2026 and September 30, 2025, deposits and other assets, net, consisted of the following:

	As of
	March 31, 2026	September 30, 2025

Third parties
Deposits, gross (1)	$12,761	$154,188
Less: Allowance for expected credit loss	(30)	(1,681)
Deposits and other assets, net	12,731	152,507

Less: amounts classified as non-current assets	(12,731)	(12,820)
Deposits and other assets, current, net	$-	$139,687

Related parties
Deposits-a related party, net (2)	$1,020,850	$706,694

Less: Allowance for expected credit loss	(2,340)	(1,620)
Deposits-a related party, net	$1,018,510	$705,074

(1)	Deposits consisted of (i) rental deposits and (ii) deposits for the purchase of intangible assets as disclosed in Note 9.

(2)	Deposits to a related party represent a good faith deposit paid pursuant to the acquisition intention agreement for a target company. The deposit is creditable toward the total purchase price upon consummation of the acquisition. The deposit is subject to customary conditions, including satisfaction of due diligence, and is refundable in whole or in part if the acquisition does not proceed, in accordance with the terms of the agreement. The balances were unsecured and non-interest bearing.

The movement of allowance for expected credit loss is as follow:

	As of
	March 31, 2026	September 30, 2025
Balance at beginning of the period/ year	$3,301	$39
(Reversal of) provision of expected credit loss	(916)	3,257
Foreign exchange difference	(15)	5
Balance at end of the period/ year	$2,370	$3,301

12. Accrued Expenses and Other Liabilities

As of March 31, 2026 and September 30, 2025, accrued expenses and other liabilities consisted of the following:

	As of
	March 31, 2026	September 30, 2025

Other indirect tax liabilities	$27,175	$34,046
Others	155,116	128,390
Accrued expenses and other liabilities	$182,291	$162,436

13. Shareholders’ Equity

Ordinary shares

ZGCL Cayman was incorporated in Cayman Islands on March 20, 2023. Prior to the completion of its initial offering, the Company completed certain share allotments and recapitalization transactions. Such transactions have been reflected retroactively in the consolidated financial statements, where applicable.

On September 9, 2025, the Company completed its initial public offering on The Nasdaq Capital Market, issuing 1,500,000 ordinary shares at a price of $4.00 per share. The ordinary shares began trading on The Nasdaq Capital Market on the same date under the ticker symbol “ZGM” and were subsequently changed to “ZTG” on April 14, 2026. On September 10, 2025, the Company closed its initial public offering and excluded the over-allotment option, received gross proceeds of $6,000,000 from the offering before deducting underwriting discounts, non-accountable expense allowance, and offering-related expenses.

On September 9, 2025, upon the completion of IPO of the Company, IPO costs capitalized as of September 30, 2024 amounted to $574,865, together with other IPO costs incurred during the year ended September 30, 2025, totaling $1,761,417, were offset against the gross proceeds of the IPO and recorded as a reduction of additional paid-in capital.

On October 8, 2025, the underwriter exercised the over-allotment option in full and purchased an additional 225,000 ordinary shares at the public offering price of $4.00 per share, resulting in additional gross proceeds of $900,000 before deducting underwriting discounts and offering expenses. As of such date, the Company had an aggregate of 11,808,839 ordinary shares issued and outstanding, with a par value of US$0.001 per share.

On December 19, 2025, the shareholders of the Company approved, by ordinary resolution, an increase and reclassification of the Company’s authorized share capital. The Company’s authorized share capital was increased from US$50,000 divided into 50,000,000 ordinary shares with a par value of US$0.001 per share to US$1,020,000 divided into 1,020,000,000 ordinary shares with a par value of US$0.001 per share. Following the increase, the authorized share capital was redesignated into (i) 1,000,000,000 Class A ordinary shares and (ii) 20,000,000 Class B ordinary shares, each with a par value of US$0.001 per share.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting and conversion rights. Each Class A ordinary share entitles the holder to one vote on all matters subject to vote at the Company’s general meetings. Each Class B ordinary share entitles the holder to fifty votes on all matters subject to vote at the Company’s general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time and without the payment of any additional sum. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of March 31, 2026, a total of 5,441,159 Class A ordinary shares and 6,367,680 Class B ordinary shares of par value $0.001 each were issued and outstanding.

F-23

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

14. Income Taxes

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gains under this jurisdiction.

Macau

ZGCL Macau, LICCL, LMSL, and LFTL are incorporated in Macau and are subject to complementary tax (the equivalent of what is known as “income tax” in other jurisdictions) on the taxable income as reported in their statutory financial statements, adjusted in accordance with relevant Macau complementary tax regulations.

Under Macau Complementary Tax Regulations, taxpayers are classified into one of two groups as follows:

Group A taxpayers refer to the following enterprises:

1. All companies with full set of accounting records which are signed and verified by certified public accountants or accountants;

2. Public companies, partnerships limited by shares, business entities whose capital is not less than MOP 1,000,000 or the average taxable profit in the last three consecutive years exceeds MOP 1,000,000;

3. Any companies being the ultimate parent entity;

4. Those who choose to be a group A taxpayer.

ZGCL Macau and LFTL fall into group A taxpayers, effective from January 1, 2024.

Group B taxpayers refer to enterprises which do not fall into group A taxpayers.

LICCL and LMSL fall into group B taxpayers whilst ZGCL Macau and LFTL were group B taxpayers prior to January 1, 2024.

The difference between group A and B taxpayers are as follows:

1.	Under Macau Complementary Tax Regulations, group A taxpayers are permitted to carry forward losses from any financial year to offset taxable income in subsequent years, up to a maximum of three years, based on the taxpayer’s choice. However, this provision does not apply to group B taxpayers, who are not allowed to carry forward losses to offset taxable income in future years.

2.	The assessable profits of group A taxpayers are determined based on actual accounting income, after making the necessary tax adjustments. In contrast, the assessable profits of group B taxpayers are assessed on a deemed basis if the reported income falls below the internal parameters set by the Macau Finance Bureau for taxpayers in similar industries.

For the six months ended March 31, 2026, 2025 and 2024, Macau complementary tax was calculated at a statutory rate of 12%, with taxable profits below MOP 600,000 exempt from tax, regardless of whether the taxpayers were classified as group A or group B taxpayers.

PRC

Based on the tax rules currently in effect in the PRC, a 10% withholding income tax is imposed on PRC sourced income derived by non-resident enterprises without establishments in the PRC. Accordingly, the fintech services fees income generated by the Company from its PRC customer is subject to the PRC withholding tax at a rate of 10%. Furthermore, under the “Arrangement between the Mainland of China and the Macau Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income,” the 10% withholding tax paid in the PRC can be credited against the Company’s Macau complementary tax liability on the same income.

The current and deferred portions of the income tax expenses included in the unaudited condensed consolidated statements of operations and comprehensive (loss) income as determined in accordance with ASC 740 are as follows:

	For the Six Months Ended March 31,
	2026	2025	2024

Current taxes
Macau–over-provision in prior year	$-	$(19,147)	$(24,937)
PRC	104,169	187,587	33,901
Deferred taxes	632	(1,563)	11
Income tax expenses	$104,801	$166,877	$8,975

F-24

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

14. Income Taxes (Continued)

A reconciliation of the difference between the expected income tax expense computed at Macau statutory tax rate of 12% and the Company’s reported income tax expense is shown in the following table:

	For the Six Months Ended March 31,
	2026	2025	2024

(Loss) income before income taxes	$(673,139)	$956,268	$(148,850)
Applicable income tax rate	12%	12%	12%
Income tax expense at applicable income tax rate	$(80,776)	$114,752	$(17,862)
Non-taxable income	(208)	-	-
Tax losses not expected to be utilized (1)	90,145	(650)	26,554
Tax effect of overseas withholding tax (2)	15,770	20,469	33,901
Over-provision in prior years (3)	-	(19,147)	(29,817)
Change in valuation allowance	79,870	52,584	-
Tax effect of tax allowance	-	(1,131)	(3,801)
Income tax expense	$104,801	$166,877	$8,975

(1)	Losses not expected to be utilized for the six months ended March 31, 2026 and 2025 mainly represented expenses incurred by the Company. For the six months ended March 31, 2024, these expenses were mainly incurred by the Company and ZGCL Macau. As the Company did not conduct substantive revenue-generating operations during the relevant periods, management considered that such expenses were not eligible to be carried forward to offset taxable profits in subsequent periods under the applicable tax laws. ZGCL Macau was group B taxpayer prior to January 1, 2024, and the losses before January 1, 2024 was not allowed to carry forward to offset taxable income in future years under the applicable tax laws. Accordingly, no deferred tax assets were recognized in respect of these amounts. For tax losses that are eligible for carryforward, deferred tax assets are recognized only to the extent that realization is considered more-likely-than-not. A valuation allowance is provided against deferred tax assets when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

(2)	The tax effect of overseas withholding tax results in a higher effective tax rate compared to the local statutory tax rate in Macau. This difference arises because the withholding tax is applied to the gross income, while the local statutory tax rate is applied to the net income after deducting relevant expenses.

(3)	The over-provision in prior years mainly resulted from a different tax period of a subsidiary. Losses recognized by the subsidiary subsequent to the Group’s reporting year were used to offset the profit generated by the subsidiary in its tax year, reducing the actual tax amount incurred.

The following table reconciles the statutory tax rate to the Company’s effective tax rate for the six months ended March 31, 2026, 2025 and 2024:

	For the Six Months Ended March 31,
	2026	2025	2024

Applicable income tax rate	12.0%	12.0%	12.0%
Non-taxable income	-	-	-
Tax losses not expected to be utilized	(13.4)%	(0.1)%	(17.8)%
Tax effect on overseas withholding tax	(2.3)%	2.1%	(22.8)%
Tax effect on over-provision in prior years	-%	(2.0)%	20.0%
Tax effect on change in valuation allowance	(11.8)%	5.5%	-%
Tax effect on tax allowance	-%	(0.1)%	2.6%
Effective tax rate	(15.5)%	17.4%	(6.0)%

None of the Company’s entities are currently under examination by an income tax authority, including those in the Cayman Islands or Macau, nor have they been notified that an examination is contemplated. Under Macau complementary tax regulations, there is no time bar on statutory examinations to be carried out by the Macau tax authority, and all income tax returns of the Company’s entities in Macau remain open for the examination.

Deferred tax

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax assets and liabilities are as follows:

	As of
	March 31, 2026		September 30, 2025
Deferred tax assets:	$		$
Operating lease liabilities		4,731		8,789
Depreciation and amortization		513		959
Net operating loss carryforward		194,774		116,333
Less: valuation allowances		(194,774)		(116,333)
Total deferred tax assets		5,244		9,748

Deferred tax liabilities:
ROU assets		(4,446)		(8,314)
Total deferred tax liabilities		(4,446)		(8,314)

Deferred tax assets, net		$798		$1,434

Valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. The statutory tax rates of 12%, were applied when calculating deferred tax assets.

As of March 31, 2026 and September 30, 2025, the Company had net operating loss carryforwards of $1,623,121 and $969,444, respectively, which fully arose from the subsidiary established in Macau and can be carried forward to offset taxable income in subsequent years, up to a maximum of three years, based on the Company’s choice.

Due to the successive years of tax losses recognized by the Macau subsidiary, the Company is uncertain when these net operating losses can be utilized. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of $194,774 and $116,333 related to the Macau subsidiary as of March 31, 2026 and September 30, 2025, respectively. The Company had no unrecognized tax benefits as of March 31, 2026 and September 30, 2025.

Movement of the Company’s valuation allowance against deferred tax assets is as follows:

	As of
	March 31, 2026	September 30, 2025

Balance at beginning of the period/ year	$116,333	$9,236
Increase recognized in the income statement	79,870	106,950
Foreign exchange difference	(1,429)	147
Balance at end of the period/ year	$194,774	$116,333

F-25

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

15. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Ng Wai Ian	A controlling party of the Company
Sou Weng Seng	A controlling party of the Company
Chan Kong Pan	The Chief Strategy Officer of the Company
Ieong Fong Hang	The Chief Financial Officer of the Company
Ione Group Company Limited	A shareholder of the Company
Zhuhai Guanghong Daoyuan Technology Partnership (Limited Partnership)	Under significant influence of Ng Wai Ian, a controlling party of the Company
ZentoAI Company Limited	Controlled by Ng Wai Ian, a controlling party of the Company

b. Transactions with related parties

			For the Six Months Ended March 31,
Name		Nature	2026	2025	2024
Ione Group Company Limited	(1)	Administrative services fees	$-	$33,708	$33,528

Zhuhai Guanghong Daoyuan Technology Partnership (Limited Partnership)	(2)	Interest expenses	$2,435	$-	$-

Ng Wai Ian	(3)	Compensation and benefits	$40,584	$23,970	$23,842
Sou Weng Seng	(3)	Compensation and benefits	40,584	23,595	23,470
Chan Kong Pan	(3)	Compensation and benefits	22,227	20,974	20,862
Ieong Fong Hang	(3)	Compensation and benefits	45,454	23,820	23,693
			$148,849	$92,359	$91,867

(1)	The amounts for the six months ended March 31, 2025 and 2024 represented fees from administrative services rendered.
(2)	The amounts for the six months ended March 31, 2026 represented interest expense for the amounts due to a related party.
(3)	The amounts for the six months ended March 31, 2026, 2025 and 2024 represented salaries paid.

c. Balance with related parties, gross

			As of
Name		Nature	March 31, 2026	September 30, 2025
Zhuhai Guanghong Daoyuan Technology Partnership (Limited Partnership)	(1)	Amounts due to related parties	$140,375	$133,871
Ieong Fong Hang	(2)	Amounts due to related parties	-	3,974
			$140,375	$137,845

ZentoAI Company Limited	(3)	Deposits	$1,020,850	$706,694

(1)	The balances as of March 31, 2026 and September 30, 2025 represented advances from the related party for operational purposes and related accrued interest. The balances were unsecured, interest bearing at 3.5% p.a., and repayable before August 11, 2026. Related interest expense was $2,435, nil and nil for the six months ended March 31, 2026, 2025 and 2024, respectively.
(2)	The balances as of September 30, 2025 represented amounts payable to a related party in respect of expenses paid on behalf of the Company.
(3)	The balances as of March 31, 2026 and September 30, 2025 represented good faith deposit paid to a related party for the acquisition of a target company.

F-26

Zenta Group Company Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2026, 2025 and 2024

16. Commitments and Contingencies

Commitments

As of March 31, 2026 and September 30, 2025, the Company had neither significant financial nor capital commitment, other than lease commitments as disclosed in Note 7.

Contingencies

As of March 31, 2026 and September 30, 2025, the Company was not a party to any material legal or administrative proceedings. From time to time, the Company is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Company cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Company’s unaudited condensed consolidated financial performance or cash flows; however, an unfavorable outcome could have a material adverse effect on the Company’s results of operations.

17. Segment information

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Although the CODM reviews results analyzed by the type of services the Company provides, this analysis is only presented at the revenue level with no allocation of direct and indirect costs. The Company carries out all its business activities and operations in Macau. All transactions are concluded and completed in Macau with similar terms and conditions. Internally, the Company reports costs and expenses at a consolidated level for management decision-making and assessment. Based on management’s assessment, the Company determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, since all the Company’s revenue is derived in the Macau and PRC with all operations being carried out in Macau, no geographical segment is presented. The Company concludes that it has only one reportable segment.

The CODM of the Company primarily utilizes the net income to monitor budget-to-actual performance and to assess the adequacy of capital resources for marketing and development. The following table presents the significant revenue and expense categories in the Company’s single operating segment:

	For the Six Months Ended March 31,
	2026	2025	2024
Revenue	$1,147,748	$1,926,008	$335,000
Expenses	(1,820,887)	(969,740)	(483,850)
Income tax expenses	(104,801)	(166,877)	(8,975)
Net (loss) income of single operating segment	$(777,940)	$789,391	$(157,825)

18. Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to March 31, 2026 to the date of August 14, 2026, these unaudited condensed consolidated financial statements were issued, and has determined that it does not have any material events to disclose.

F-27